Fogo Hospitality, Inc.

14850 Quorum Drive, Suite 500

Dallas, TX 75254

March 19, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: Fogo Hospitality, Inc.

Request to Withdraw Registration Statement on Form S-1

File No. 333-261132

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Fogo Hospitality, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on November 16, 2021.

The Company is seeking withdrawal of the Registration Statement because the Company has elected not to proceed with the offering contemplated by the Registration Statement at this time. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide copies of the Order to the undersigned at Fogo Hospitality, Inc., 14850 Quorum Drive, Suite 500, Dallas, TX 75254, with copies to the Company’s counsel, Kirkland & Ellis LLP, 601 Lexington Ave, New York, NY 10022, facsimile number (212) 446-4900, attention Joshua N. Korff; Michael Kim.

Please do not hesitate to contact the Company’s counsel, Kirkland & Ellis LLP, Joshua N. Korff at (212) 446-4943 or Michael Kim at (212) 446-4746, if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

Fogo Hospitality, Inc.

By:	/s/ Barry McGowan
By:	Barry McGowan
Title:	Chief Executive Officer and Director

cc:
Joshua N. Korff
Michael Kim
Kirkland & Ellis LLP